File Number: 57562-24

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

March 29, 2010

Via EDGAR correspondence and delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Uranium Energy Corp.
Registration Statement on Form S-3
Filed March 5, 2010
File No. 333-165223

Registration Statement on Form S-3
Filed January 8, 2010
File No. 333-164256

Form 10-K for the Fiscal Year Ended July 31, 2009
Filed October 15, 2009
Response Letter Dated February 16, 2010
File No. 1-33706

            We are counsel for and write on behalf of Uranium Energy Corp. (the "Company") in response to the Staff's letter of March 25, 2010 (the "Comment Letter") signed on behalf of Mr. H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, (i) a draft Amendment No. 1 to the Company's registration statement on Form S-3 filed March 5, 2010 (the "March 2010 S-3/A"), (ii) a draft Amendment No. 1 to the Company's registration statement on Form S-3 filed January 8, 2010 (the "January 2010 S-3/A"), and (iii) a draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended July 31, 2009 (the "10-K/A"). We confirm that these drafts have been redlined to show all changes from the Company's previously filed Forms S-3 and the draft Form 10-K/A previously provided to the Commission with the prior response letter dated February 16, 2010. We also confirm that these redlined copies, as well as clean copies, of the March 2010 S-3/A, January 2010 S-3/A and the 10-K/A will be enclosed with the couriered copy of this letter.

            On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft March 2010 Form S-3/A, January 2010 Form S-3/A or Form 10-K/A, as applicable. We confirm that the disclosure changes described hereinbelow have been made in the draft March 2010 Form S-3/A, January 2010 Form S-3/A and Form 10-K/A transmitted herewith, and that the same will be made in the actual March 2010 Form S-3/A, January 2010 Form S-3/A and Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Registration Statements on Form S-3 (File No. 333-165223, File No. 333-164256)

General

1.         Please update your financial statements to comply with Item 8-08 of Regulation S-X.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised the enclosed draft March 2010 S-3/A and January 2010 S-3/A to incorporate the Company's most recent interim financial statements to comply with Item 8-08 of Regulation S-X. Please see pages 23 to 24 of the enclosed redlined draft March S-3/A and page 14 of the enclosed redlined draft January 2010 S-3/A. We further confirm, on behalf of the Company and as indicated in such enclosed draft S-3/As, that such S-3/As, when filed, will incorporate by reference the Company's 10-K/A that will be filed with the Commission as soon as the Commission confirms that its comments have been resolved to the Commission's satisfaction.

Commission Comment:

Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2009

Director Compensation Table, Page 108

2.         We note your response to our prior comment 11 and reissue such comment. Please provide a description of standard compensation arrangements for directors. See Item 402(r)(3) of Regulation S-K. For example, and without limitation, please disclose the specific dollar amounts payable to each of the independent directors in connection with their service on the board or their service as committee members.

Company Response:

            We confirm, on behalf of the Company, that the Company has further revised its disclosure in response to this comment, which revised disclosure can be found on pages 108 to 109 of the redlined 10-K/A enclosed herewith.

Commission Comment:

Available Information, page iv

3.         Please change the address you disclose for the U.S. Securities and Exchange Commission's public reference rooms to 100 F Street N.E., Washington, D.C. 20549.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised its disclosure in response to this comment, which revised disclosure can be found on page iv of the redlined 10-K/A enclosed herewith.

            On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft March 2010 S-3/A, January 2010 S-3/A and 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for LANG MICHENER LLP
* Law Corporation

Enclosure
cc:            Uranium Energy Corp.; Attention: Mr. Amir Adnani (CEO) and Mr. Pat Obara (CFO)
cc:            Ernst & Young; Attention: Mr. Ken Robertson